Mail Stop 3561

                    November 14, 2005
Via U.S. Mail and Fax: (65) 6547-2223
Eddie Heng
Chief Financial Officer
Global Sources Ltd.
1 Sims Lane #08-01
Singapore 387355

 RE: Global Sources Ltd.
      Form 20-F for the year ended December 31, 2004
   Filed May 13, 2005
   File No. 0-30678

Dear Mr. Heng:

 We have completed our review of your Form 20-F and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director